02028427

02 APR 16 AM 11:18

TransCanada
450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

82-5

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 947-4290

To: *New York Stock Exchange*
Attention: Richard Simonelli / Erin Newlin
Fax Number: (212) 656-5071

SUPPL

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Elizabeth McNamara, Corporate Secretarial

Date: April 15, 2002 Time: 07:58 MDT

Number of Pages (including Cover) two (2)

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

Re: News Release

The following News Release crossed the wire at 4:28 am on April 15, 2002:

"*Incident on TransCanada Pipeline*"

dlw 4/23

Disposition of Original:

Sent by Courier	X
Sent by Mail:	
Held on our File:	

If message is unclear or incomplete, please contact the operator:
Operator: Elizabeth McNamara Phone: (403) 920-7675

TransCanada
In business to deliver™

NewsRelease

Incident on TransCanada Pipeline

CALGARY, Alberta – April 15, 2002 – (TSE: TRP) (NYSE: TRP) – On Sunday, April 14, at approximately 11:00 p.m. (CDT), a line break occurred near Brookdale, Manitoba, on a natural gas pipeline owned and operated by TransCanada PipeLines Limited.

The incident occurred in a relatively remote area with the nearest residents approximately two kilometres from the site. The escaping natural gas caught fire. There have been no reported injuries.

TransCanada implemented its emergency response plan. Shut off valves automatically closed to isolate the damaged section of pipeline to allow the gas fire to burn out. TransCanada personnel responded to the site to begin inspections to better determine the extent of the damage. Appropriate authorities have been informed of the incident.

The company continues to flow gas through adjacent pipelines in the area. Currently, service to customers has not been interrupted. TransCanada continues to assess the incident to determine the impact on pipeline system throughput.

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is developing a total of approximately 2,250 megawatts of power -- an amount of power that can meet the needs of more than two million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges.

– 30 –

Media Inquiries:	Glenn Herchak/Hejdi Carlsen	(403) 920-7848
Analyst Inquiries:	David Moneta	(403) 920-7917

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	7962
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	04/15 09:01
USAGE T	01'30
PGS.	2
RESULT	OK

TransCanada

450 - 1st Street S.W.
Calgary, Alberta T2P 5H1
Fax Number: (403)920-2467
Telephone: (403) 920-7678

CORPORATE - SECRETARIAL - FACSIMILE

To: Securities and Exchange Commission
Attention: Filing Desk, Stop 1-4

Fax Number: 202.942.9628

From: Elizabeth McNamara, Corporate Secretarial

Date: April 15, 2002 Time: 08:55 MDT

Number of Pages (including Cover) three (3)

Message:

Re: News Release

The following news release is scheduled to cross the newswire at 07:00 MDT:

TC PipeLines, LP First Quarter 2002 Teleconference and Web Cast Advisory

Disposition of Original:		
	Sent by Courier	X
	Sent by Mail:	
	Held on our File:	

If message is unclear or incomplete, please contact the operator:
Operator: Elizabeth McNamara Phone: (403) 920-7675

TC PipeLines, LP

NewsRelease

TC PipeLines, LP First Quarter 2002 Teleconference and Web Cast Advisory

Calgary, Alberta – April 15, 2002 – (Nasdaq: TCLP) – TC PipeLines, LP will release its first quarter 2002 financial results after markets close on Thursday, April 18, 2002. TC PipeLines will hold a teleconference and audio web cast on Friday, April 19 at 9:00 a.m. (eastern) to discuss the first quarter 2002 financial results, general developments and issues concerning the Partnership. The call will be hosted by Ron Turner, President and Chief Executive Officer of TC PipeLines GP, Inc., the general partner.

What:	TC PipeLines, LP First Quarter 2002 Financial Results Teleconference and Web Cast
When:	9:00 a.m. (eastern) Friday, April 19, 2002
Where:	(800) 273-9672 (no passcode required) OR www.tcpipelineslp.com / News Room / Presentations
Investor Contact:	Theresa Jang (877) 290-2772 investor_relations@tcpipelineslp.com
Media Contact:	Glenn Herchak/Kurt Kadatz (403) 920-7859

A replay of the teleconference will be available two hours after the conclusion of the call until midnight, April 26, 2002, by dialing (800) 408-3053 then entering passcode 1097057. The web cast will also be archived and available for replay.

TC PipeLines, LP is a publicly held limited partnership. It owns a 30% interest in Northern Border Pipeline Company, a Texas general partnership, and a 49% interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70% by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of Enron Corp., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 229-mile United States interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of PG&E National Energy Group, Gas Transmission Northwest, to northern Nevada. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. Subsidiaries of TransCanada also hold common and subordinated units of the Partnership. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade under the symbol "TCLP". For more information about TC PipeLines, LP, visit the Partnership's Internet site at www.tcpipelineslp.com.

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	7963
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	04/15 09:54
USAGE T	00'56
PGS.	3
RESULT	OK